Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-175741

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 1 DATED MARCH 16, 2012

TO THE PROSPECTUS DATED JANUARY 24, 2012

This document supplements, and should be read in conjunction with, our prospectus dated January 24, 2012 (the “Prospectus”). The purpose of this Supplement No. 1 is to disclose:

•	The status of our public offering;
•	The additional investment in Stone Ridge Apartments;
•	The resignation of Whitney A. Greaves from Paladin Realty Advisors and Paladin Realty Partners; and
•	Updates to certain disclosures in the Prospectus.

Status of Our Public Offering

We commenced our second follow-on offering of $725,000,000 in shares of common stock on January 24, 2012. Of these shares, we are offering $650,000,000 in our primary offering and $75,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our second follow-on offering, we terminated our first follow-on offering. As of March 15, 2012, we had received and accepted subscriptions in our offerings for an aggregate of 7,895,814 shares of our common stock, or $78,095,645, including shares issued under our distribution reinvestment plan. As of March 15, 2012, 75,765,070 shares remained available for sale to the public under our second follow-on offering, including shares available under our distribution reinvestment plan.

Additional Investment in Stone Ridge Apartments

We currently own a 68.5% ownership interest in DT Stone Ridge LLC (the “Stone Ridge JV”), the joint venture that owns the Stone Ridge Apartments located in Columbia, South Carolina. The Stone Ridge JV has an outstanding loan in the principal amount of $3,500,000 with C-III Asset Management which loan matures on March 31, 2012. We intend to loan the Stone Ridge JV $3,500,000 to satisfy the outstanding loan to C-III Asset Management. The loan to be made by us to the Stone Ridge JV will carry an annual interest rate of 7.5% and will have a one-year term, subject to the terms and conditions of the final loan documents to be entered into by and between us and the Stone Ridge JV.

Resignation of Whitney A. Greaves

On February 23, 2012, Whitney A. Greaves provided notice of her resignation as Vice President of Paladin Realty Advisors, LLC, the advisor to Paladin Realty Income Properties, Inc. (the “Company”), as well as Managing Director of Paladin Realty Partners, LLC, the Company’s sponsor and the managing member of Paladin Realty Advisors, LLC, effective as of March 15, 2012. Ms. Greaves’ responsibilities have been assumed by James R. Worms and Jay G. Hartman. The biographies of Messrs. Worms and Hartman are contained in the Prospectus on pages 62 and 69, respectively.

Update to Question and Answers section

The question with the following heading set forth below is hereby revised to read as follows:

Q: Who will select your investments?

A: Paladin Advisors is our advisor and, as such, supervises and manages our day-to-day operations and will select our real property investments and real estate related investments, subject to oversight by our board of directors. James R. Worms, Michael B. Lenard, John A. Gerson and Jay Hartman, all of whom, except for Mr. Hartman, are also our officers, are the senior officers of Paladin Advisors who will manage its operations and have primary responsibility for selecting our investments.

Update to Risk Factor section

The risk factor with the following heading set forth below is hereby revised to read as follows:

Our success will be dependent on the performance of Paladin Advisors as well as key employees of Paladin Advisors, the loss of any of whom could be detrimental to our business.

Our ability to achieve our investment objectives and to make distributions is dependent upon the performance of Paladin Advisors and key personnel of Paladin Advisors in identifying and acquiring investments, the determination of any financing arrangements, the asset management of our investments and operation of our day-to-day activities. Our stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments that are not described in this prospectus. We will rely entirely on the management ability of Paladin Advisors, subject to the oversight of our board of directors. If Paladin Advisors suffers or is distracted by adverse financial or operational problems in connection with its operations unrelated to us, Paladin Advisors may be unable to allocate time and resources to our operations. If Paladin Advisors is unable to allocate sufficient resources to oversee and perform our operations for any reason, we may be unable to achieve our investment objectives or to make distributions to our stockholders.

Certain key personnel of Paladin Advisors, including James R. Worms, Michael B. Lenard and John A. Gerson, would be difficult to replace. None of Paladin Advisors’ key personnel are currently subject to employment agreements with Paladin Advisors, nor do we maintain any key person life insurance on Paladin Advisors’ key personnel. If any of Paladin Advisors’ key personnel were to cease employment with Paladin Advisors, our operating results could suffer. We also believe that our future success depends, in large part, upon our ability, and the ability of Paladin Advisors, to attract and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure our stockholders that we or Paladin Advisors will be successful in attracting and retaining such skilled personnel.